Exhibit 12

METALDYNE CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends
(Dollars in Thousands)

	Nine Months Ended October 3,		Year Ended December 28,		Year Ended December 29,	For the Years Ended December 31
	2004		2003		2002	2001		11/28 – 12/31 2000
					(Restated)	(Restated)		(Restated)
EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change, net	$(37,520)		$(83,990)		$(69,090)	$(47,040)		$(42,820)
(Deduct) add equity in undistributed earnings (loss) of less-than-fifty percent owned companies	(5,200)		20,700		1,410	8,930		1,000
Add interest on indebtedness, net	61,490		75,510		91,000	148,160		14,440
Add amortization of debt expense	2,010		2,480		4,770	11,620		550
Add preferred stock dividends	13,830		—		—	—		—
Estimated interest factor for rentals	12,370		12,930		12,460	9,730		310
Earnings before income taxes and fixed charges	$46,980		$27,630		$40,550	$131,400		$(26,520)
FIXED CHARGES:
Interest on indebtedness, net	$61,490		$75,510		$91,000	$148,160		$14,440
Amortization of debt expense	2,010		2,480		4,770	11,620		550
Preferred stock dividends	13,830		—		—	—		—
Estimated interest factor for rentals (d)	12,370		12,930		12,460	9,730		310
Total fixed charges	89,700		90,920		108,230	169,510		15,300
Preferred stock dividends (a)	—		10,320		13,090	6,430		620
Combined fixed charges and preferred stock dividends	$89,700		$101,240		$121,320	$175,940		$15,920
Ratio of earnings to fixed charges	—	(b)	—	(b)	— (b)	—	(b)	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(c)	—	(c)	— (c)	—	(c)	—	(c)

(a)	Based on the Company's effective tax rate, represents the amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b)	Results of operations for the nine months ended October 3, 2004, years ended December 28, 2003, December 29, 2002 (as restated) and December 31, 2001 (as restated) and the 34 days ended December 31, 2000 (as restated) are inadequate to cover fixed charges by $42,720, $63,290, $67,680, $38,110 and $41,820, respectively

(c)	Results of operations for the nine months ended October 3, 2004, years ended December 28, 2003, December 29, 2002 (as restated) and December 31, 2001 (as restated) and the 34 days ended December 31, 2000 (as restated) are inadequate to cover fixed charges and preferred stock dividends by $42,720, $73,610, $79,690, $44,540 and $42,440, respectively.

(d)	Deemed to represent one-third of rental expense on operating leases.